Dated April 12, 2007

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

and

SMARTWEED INVESTMENTS LIMITED

Subscription Agreement

Baker &
14/F, Hutchison House
10 Harcourt Road
Hong Kong Special Administrative Region, China

TABLE OF CONTENTS

Page

ARTICLE 1	Definitions and Interpretation
ARTICLE 2	Agreement to Subscribe
ARTICLE 3	Completion
ARTICLE 4	Agreements of the Subscriber
ARTICLE 5	Representations and Warranties of Subscriber
ARTICLE 6	Agreements of the Issuer
ARTICLE 7	Representations and Warranties of the Issuer
ARTICLE 8	Conditions Precedent
ARTICLE 9	Indemnification
ARTICLE 10	Miscellaneous Provisions
EXECUTION		18
SCHEDULE A	Issuer’s Receiving Bank Account Information	19

SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT (this “Agreement”), dated as of April 12th, 2007, by and among China Technology Development Group Corporation, a company incorporated under the laws of the British Virgin Islands with its registered address at P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands (the “Issuer”) and Smartweed Investments Limited, a company incorporated under the laws of the British Virgin Islands with its registered address at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, British Virgin Islands (the “Subscriber”).

WHEREAS, the Shares of the Issuer are listed for trading on NASDAQ.

WHEREAS, subject to the terms and conditions set out in this Agreement, the Issuer wishes to issue Subscription Shares to the Subscriber, and the Subscriber wishes to subscribe for such Shares.

WHEREAS, simultaneously with the execution of this Agreement, the Issuer is entering into a Registration Rights Agreement with the Subscriber covering the Subscription Shares.

WHEREAS, the Issuer and the Subscriber note that upon the completion of this Agreement, the Subscriber may be deemed to be an affiliate of the Issuer.

NOW, THEREFORE, in consideration of the mutual covenants and other agreements contained in this Agreement, and other good and valuable consideration receipt of which is hereby acknowledged, the Issuer and the Subscriber hereby agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions. The following terms will have the following meanings for all purposes of this Agreement:

(a) Accredited Investor — shall have the following meaning as defined in Rule 501 of Regulation D:

i.	a bank, insurance company, registered investment company, business development company, or small business investment company;

ii.	an employee benefit plan, within the meaning of the Employee Retirement Income Security Act, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5 million;

iii.	a charitable organization, corporation, or partnership with assets exceeding $5 million;

iv.	a director, executive officer, or general partner of the company selling the securities;

v.	a business in which all the equity owners are accredited investors;

vi.	a natural person who has individual net worth, or joint net worth with the person spouse, that exceeds $1 million at the time of the purchase;

vii.	a natural person with income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year; or

viii.	a trust with assets in excess of $5 million, not formed to acquire the securities offered, whose purchases a sophisticated person makes.

(b) “affiliates” means the persons that directly, or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the person specified as defined in Rule 405 under the Securities Act.

(c) “Aggregate Share Subscription Price” is as defined in Article 2, Section 2.1.

(d) “Business Days” means any day, excluding Saturdays, on which banks in Hong Kong are generally open for business.

(e) “change in internal controls over financial reporting” as defined in Item 308(c) of Regulation S-K, means the disclosure of any change in the registrant’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the registrant’s last fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

(f) “Completion” means the completion of the Transaction.

(g) “Completion Date” is as defined in Article 3, Section 3.1.

(h) “Common Stock” means the shares of the Issuer, par value US$0.01 per share.

(i) “directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered in reliance on Regulation S, as defined in Rule 902 of Regulation S.

(j) “distribution compliance period” means a period that begins when the securities were first offered to persons other than distributors in reliance upon this Regulation S or the date of Completion of the offering, whichever is later, and continues until the end of the period of time specified in the relevant provision of Rule 903 of Regulation S, except for certain transactions as set out in Rule 902 of Regulation S.

(k) “foreign issuer” means any issuer which is a foreign government, a national of any foreign country or a corporation or other organization incorporated or organized under the laws of any foreign country, as defined in Rule 405 under the Securities Act.

(l) “foreign private issuer” as defined in Rule 405 under the Securities Act, means any foreign issuer other than a foreign government except an issuer meeting the following conditions:

i.	More than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and

ii.	Any of the following:

• The majority of the executive officers or directors are United States citizens or residents;

•	More than 50 percent of the assets of the issuer are located in the United States; or

•	The business of the issuer is administered principally in the United States.

(m) “Hong Kong SAR” means the Hong Kong Special Administrative Region, the People’s Republic of China.

(n) “Issuer” means China Technology Development Group Corporation, a company incorporated under the laws of the British Virgin Islands.

(o) “Material Adverse Effect” means any of (i) a material and adverse effect on the legality, validity or enforceability of any of this Agreement and any other documents executed or delivered with this Agreement or in connection herewith, (ii) a material and adverse effect on the results of operations, assets, prospects, business or condition (financial or otherwise) of the Issuer and the subsidiaries, taken as a whole, or (iii) an impairment to the Issuer’s ability to perform on a timely basis its obligations under any Transaction Document.

(p) “NASDAQ” means The NASDAQ Stock Market, Inc.

(q) “Registration Rights Agreement” means the agreements by and between the Issuer and the Subscriber, which governs the rights of the Subscriber to cause the Issuer to register the Registrable Securities as defined therein.

(r) “Reports” means the Annual Reports of the Issuer on Form 20-F filed with the SEC.

(s) “restricted securities” means for purpose of this Agreement securities acquired directly or indirectly from the issuer, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering.

(t) “SEC” means the United States Securities and Exchange Commission.

(u) “Securities” means the Subscription Shares.

(v) “Securities Act” means the United States Securities Act of 1933, as amended.

(w) “Shares” means the shares of the Issuer, par value US$0.01 per share, which are listed for trading on NASDAQ.

(x) “Share Transfer Agent” means American Stock Transfer and Trust Company.

(y) “Subscription Agreement” means this Agreement for the subscription of the Subscription Shares as defined therein.

(z) “Subscription Price per Share” means U.S.$4.00 per Share.

(aa) “Subscription Shares” means 150,000 newly issued Shares of the Issuer.

(ab) “Transaction” means, for purpose of this Agreement, the subscription of the Subscription Shares by the Subscriber for the Aggregate Share Subscription Price.

(ac) “Transaction Documents” shall mean this Agreement and the Registration Rights Agreement between the Issuer and the Subscriber.

(ad) A “U. S. Person” means any person who is:

(i)	any natural person resident in the United States;

(ii)	any partnership or corporation organized or incorporated under the laws of the United States;

(iii)	any estate of which any executor or administrator is a U.S. person;

(iv)	any trust of which any trustee is a U S person;

(v)	any agency or branch of a foreign entity located in the United States;

(vi)	any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporate, or (if an individual) resident in the United States; and

(vii)	any partnership or corporation if

(A)	organized or incorporated under the laws of any foreign jurisdiction; and

(B)	formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts.

ARTICLE 2
AGREEMENT TO SUBSCRIBE

2.1 Subscription. Subject to the terms and conditions of this Agreement, the Issuer agrees to issue and allot, and the Subscriber agrees to subscribe for and purchase 150,000 newly issued Shares of the Issuer (“Subscription Shares”) at US.$4.00 per Share (“Subscription Price per Share”) (the product of such number of Subscription Shares and the Subscription Price per Share is the Subscriber’s “Aggregate Share Subscription Price”).

2.2 Acceptance by the Issuer. The Issuer will not accept subscriptions from any person who:

(a) Delivery of Agreement. Fails to deliver this Agreement duly executed, containing representations, warranties and acknowledgements as to, among other things, such person’s qualification as an institutional “accredited investor”, as such term is defined in Rule 501 of Regulation D under the Securities Act; its identity as not being a “U.S. person” as such term is defined in Regulation S under the Securities Act, and others.

(b) Compliance with Laws. Fails to comply with all securities laws and other applicable laws of the jurisdiction in which the Subscriber is resident, or fails to deliver such certificates, representations, warranties or other documents as counsel for the Issuer may reasonably require to verify compliance with such laws.

Any subscriptions received by the Issuer from persons who do not comply with this Section 2.2 will be returned to such person without interest.

ARTICLE 3
COMPLETION

3.1 Completion Date. Subject to the satisfaction of the conditions set out in Article 8, the Completion of the sale and purchase of the Subscription Shares contemplated in this Agreement shall take place on the day agreed by the parties that is not later than thirty (30) Business Days following the date of signing of this Agreement, or such other date as the parties may agree.

3.2 Completion Transactions. On the Completion Date, subject to the satisfaction of the conditions set out in Article 8, Completion shall take place at 10:00 a.m. on the Completion Date in the offices of Baker & McKenzie, legal advisor to the Issuer in the following manner:

(a) subject to the satisfaction of Article 8 and other terms and conditions of this Agreement, including but not limited to the presentation of all required board approvals, certifications and other requested documentation, on the Completion Date, the Subscriber shall have transferred through the Clearing House Automatic Transfer System (“CHATS”) in immediately available funds the sum in US dollars equal to the Subscriber’s Aggregate Share Subscription Price to an Issuer’s account opened with China Merchants Bank Hong Kong Branch (information set out in Schedule A attached hereto);

(b) subject to the satisfaction of Article 8 and other terms and conditions of this Agreement, the Issuer, upon receipt of the applicable amount of the Aggregate Share Subscription Price, shall issue a confirmation to the Subscriber on the Completion Date;

(c) subject to the satisfaction of Article 8 and other terms and conditions of this Agreement, the Issuer shall also deliver the newly issued share certificates representing the Subscription Shares to the Subscriber on the Completion Date;

(d) subject to the satisfaction of Article 8 and other terms and conditions of this Agreement, the Subscriber, upon receipt of the newly issued share certificates representing the Subscription Shares, shall issue a confimation to the Issuer on the Completion Date; and

(e) subject to the satisfaction of Articles 3, 8, and other terms and conditions of this Agreement, on the Completion Date, the Issuer shall issue a written instruction to the Share Transfer Agent authorizing and requesting the Share Transfer Agent to enter and record the name of the Subscriber in the register of members of the Issuer as registered shareholder of the Issuer. The Issuer shall take necessary steps to update the copy of the register of members maintained at the registered office of the Issuer in the British Virgin Islands in accordance with the relevant laws and regulations.

ARTICLE 4
AGREEMENTS OF THE SUBSCRIBER

4.1 Exemption from Registration. The Subscriber acknowledges and agrees that the Subscription Shares will be offered and sold to the Subscriber without such offers and sales being registered under the Securities Act and will be issued to the Subscriber in an offshore transaction outside of the United States in accordance with a safe harbour from the registration requirements of the Securities Act, in reliance provided by Rule 903 of Regulation S of the Securities Act based on the representations and warranties of the Subscriber in this Agreement.

4.2 Resales of Securities. The Subscriber acknowledges that after giving effect to the Transaction contemplated by this Agreement, it may be deemed to be an “affiliate” of the Issuer, as such term is defined in Rule 405 under the Securities Act. The Subscriber may not offer, sell, resell, pledge or otherwise transfer (any such action being referred to hereinafter as “reselling”, or “resale”) the Securities except pursuant to an available exemption from registration under the Securities Act or pursuant to an effective registration statement under the Securities Act and in compliance with all applicable state securities laws and the laws of any other jurisdiction. Accordingly, the Subscriber agrees to resell the Securities only in accordance with the provisions of Rule 903 or 904 of Regulation S of the Securities Act, pursuant to an effective registration statement under the Securities Act, or pursuant to an available exemption from registration pursuant to the Securities Act, including the exemption from registration provided by Rule 144 under the Securities Act. In particular, the Subscriber agrees that it will not offer, sell, resell, pledge or otherwise transfer (including to a nominee) the Subscription Shares except (a) during the period of one year commencing on the Completion Date, (i) in compliance with Rule 903 of Regulation S under the Securities Act, or (ii) pursuant to an effective registration statement; and (b) after one year from the Completion Date, (i) pursuant to either of clause (a)(i) or (a)(ii) above, or (ii) pursuant to the exemption provided by Rule 144 under the Securities Act, if available. The Subscriber acknowledges that the Issuer makes no representations regarding the availability of the exemption provided by Rule 144 at any time. The Subscriber agrees that the Issuer will refuse to register any transfer of the Securities not made in accordance with the provisions of Regulation S of the Securities Act, pursuant to registration under the Securities Act or pursuant to an available exemption from registration. The Subscriber agrees that the Issuer may require an opinion of legal counsel reasonably acceptable to the Issuer in the event of any resale of any of the Securities by the Subscriber pursuant to an exemption from registration under the Securities Act.

4.3 Hedging Transactions. The Subscriber agrees not to engage in or enter into any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic consequences of ownership of the Securities may be transferred to any person, including any U.S. person.

4.4 Share Certificates. The Subscriber acknowledges and agrees that all certificates representing the Subscription Shares will be endorsed with the following legend, or such similar legend as deemed advisable by legal counsel for the Issuer, to ensure compliance with Regulation S of the Securities Act and to reflect the status of the Subscription Shares as securities held by affiliates of the Issuer:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), AND HAVE BEEN ISSUED AND SOLD IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S UNDER THE ACT. SUCH SECURITIES MAY NOT BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.”

4.5 Notice of Transfer Restrictions to Subsequent Transferees. The Subscriber will advise any subsequent transferee of the Subscription Shares of the foregoing restrictions on transfer, and will procure that any such transferee shall deliver to the Issuer an undertaking to observe and be bound by such restrictions.

4.6 Removal of Legends. Upon application by the Subscriber and the transferee, the Issuer may instruct the share registrar to reissue share certificates that do not bear such legends (i) in the case of a resale by a non-affiliated Subscriber pursuant to Rule 904 of Regulation S, after the expiration of the 40-day distribution compliance period, (ii) in the case of a resale of such securities pursuant to an effective registration under the Securities Act or (iii) where certified by an opinion of counsel recognized as being experienced in matters of United States securities laws in form and content reasonably satisfactory to the Issuer to the effect that the securities proposed to be disposed of may be lawfully so disposed of without registration, qualification or legend. In the case of an application under (iii) above, the Issuer may require appropriate certifications, acknowledgements, representations and warranties of the Subscriber and the transferee, and an opinion of legal counsel reasonably acceptable to the Issuer.

4.7 Lock-Up. The Subscriber agrees that during the period beginning from the Completion Date and continuing to and including the date that is 12 months after the Completion Date, it will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, or permit any person acting on its behalf to offer, sell, contract to sell, pledge or otherwise dispose of any Subscription Shares, or (ii) engage in or enter into any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic consequences of ownership of the Subscription Shares may be transferred to any person.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SUBSCRIBER

5.1 Representations and Warranties. The Subscriber hereby represents and warrants to the Issuer, and agrees with the Issuer, that:

(a) No Registration. It understands that the Securities have not been and will not be registered under the Securities Act and, if in the future the Subscriber decides to resell the Securities, it may do so only in accordance with the restrictions set out in Section 4.2. No United States federal or state agency or similar agency of any other country, or any securities exchange has approved, passed upon or made any recommendation with respect to the Securities.

(b) Not a U.S. Person. It is not a “U.S. person” as defined in Rule 902 of Regulation S; it is not organized or incorporated under the laws of any United States jurisdiction; and it was not formed for the purpose of investing in securities not registered under the Securities Act. It is purchasing the Subscription Shares for its own account. The Subscriber’s principal place of business is located outside of the United States, and at the time of entering into this Agreement and at the Completion Date, the Subscriber was located outside the United States.

(c) Accredited Investor. It is an “accredited investor” within the meaning of Rule 501(a)(3) under the Securities Act. The Subscriber has such knowledge, sophistication and experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Securities; it has evaluated such merits and risks and has determined that it is able to bear the economic risk of an investment in the Securities for an indefinite period of time, in view of the restrictions on transfer set out in Section 4.2.

(d) Investment Intent. It is subscribing for and purchasing the Securities solely for investment purposes, for its own account and not for the account or benefit of any other person, including any U.S. person, and not with a view or intent to the distribution or transfer thereof. The Subscriber has not entered into, and there does not exist, any agreement, arrangement or understanding with any other party for the sale, resale, pledge, transfer or assignment of all or any of the Securities or any interest therein, including without limitation any such agreement, arrangement or understanding relating to any trust, any option to sell or purchase or any equity swap or similar hedging arrangement pursuant to which the economic benefits and obligations of ownership of the Securities may be transferred to any other party.

(e) Independent Investigation. In making the decision to subscribe for and purchase the Securities, it has relied upon its independent investigation of the Issuer and its affairs, and has not relied upon any information or representations made by any third party or upon any oral or written representations or assurances from the Issuer, its officers, directors or employees or any other representatives or agents of the Issuer, other than as set forth in this Agreement. The Subscriber is familiar with the business, operations, properties, financial condition and prospects of the Issuer, has reviewed the Issuer’s publicly-available information filed with and submitted to the SEC, and has had an opportunity to ask questions of, and receive answers from, the Issuer’s officers and directors concerning the Issuer, its affairs and the terms and conditions of the issue and sale of the Securities.

(f) No Advice from Issuer. It has had the opportunity to review this Agreement and the transactions contemplated hereby with the Subscriber’s own professional advisors. Except for any representations, warranties or statements made by the Issuer in this Agreement, the Subscriber is relying solely on its own counsel and advisors and not on any representations, warranties or statements of the Issuer or any of its representatives or agents for legal, tax or investment advice with respect to the subscription and purchase of the Subscription Shares or the securities or other laws of any jurisdiction.

(g) Due Incorporation and Good Standing. It is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

(h) Power and Authorization. It has the requisite power and authority to enter into and perform its obligations under this Agreement, and to subscribe for and purchase the Subscription Shares to be acquired by it. The execution, delivery and performance of this Agreement by the Subscriber and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Subscriber or its board of directors, shareholders, members or others is required.

(i) No Conflicts. Assuming that the representations and warranties of the Issuer in Article 7 are true and correct, the execution, delivery and performance of this Agreement, and the subscription and purchase of the Subscription Shares by the Subscriber do not and will not:

(1) violate, conflict with, result in a breach of, or constitute a default (or an event which with the giving of notice or the lapse of time or both would constitute a default) under (i) the memorandum and articles of association of the Subscriber; (ii) to the Subscriber’s knowledge, any decree, judgment, order, law, treaty, rule or regulation (“Applicable Laws”) applicable to the Subscriber of any court, governmental agency or body, or arbitrator having jurisdiction over the Subscriber or its property; or (iii) the terms of any bond, debenture, note or any other evidence of indebtedness, or any agreement, indenture, lease, mortgage, deed of trust or other instrument to which the Subscriber is a party or by which it or any of its properties is bound; or

(2) result in the creation or imposition of any lien, charge or encumbrance upon the assets of the Subscriber;

except for such conflicts, violations and breaches as would not, individually or in the aggregate, have a Material Adverse Effect on the Subscriber.

(j) No Consents. It is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or to subscribe for and purchase the Subscription Shares to be acquired by it; provided that for purposes of the representations made in this sentence, the Subscriber is assuming and relying upon the accuracy of the relevant representations made by the Issuer herein.

(k) Enforceability. This Agreement has been duly authorized and executed by the Subscriber and, when delivered by the Subscriber, will become the Subscriber’s valid and binding agreement enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

5.2 Accuracy of Representations. The representations, warranties and agreements of the Subscriber are true and correct as of the date of this Agreement, and (unless the Subscriber otherwise notifies the Issuer prior to the Completion Date) shall be true and correct as of the Completion Date. The Subscriber acknowledges and agrees that the Issuer, in making the offer, issue and allotment of the Subscription Shares, and determining the availability of the applicable exemption from the registration requirement of the Securities Act, has relied on and will rely on the accuracy of the Subscriber’s representations and warranties set out herein.

5.3 Notification of Breach. The Subscriber agrees promptly to notify the Issuer of any matter or event which becomes known to it prior to Completion of the transactions contemplated by this Agreement which would or would reasonably be considered to render or have rendered any representation or warranty given by it to be or to have been untrue, inaccurate or misleading in any material respect.

5.4 Survival. The foregoing representations and warranties of the Subscriber shall survive the Completion Date and the Completion of the Transaction contemplated by this Agreement.

ARTICLE 6
AGREEMENTS OF THE ISSUER

The Issuer hereby agrees with the Subscriber that:

6.1 NASDAQ Listing. It will comply with the listing rules for, and maintain the listing of the Shares on NASDAQ. It will apply for and obtain approval for the listing of the Subscription Shares.

6.2 SEC Reporting and Compliance. The Issuer will take all actions necessary to ensure that the Shares will continue to be registered under Section 12(b) or Section 12(g) of the Exchange Act. It will timely file all reports required pursuant to the Securities Exchange Act, including without limitation those required pursuant to Section 13 or 15(d) thereof and the rules and regulations thereunder. It will comply with all provisions of the Securities Act and the Securities Exchange Act and the rules and regulations thereunder relating to corporate governance, FCPA, record keeping and controls and procedures and other similar provisions, including without limitation those required pursuant to Securities Exchange Act Sections 10A, 13, 15(d), 30A, Form 20-F and the respective rules and regulations thereunder.

6.3 Transaction Documents. It will prepare and obtain the effectiveness of the Transaction Documents in a form reasonably acceptable to the Subscriber.

6.4 Non-Public Information. The Issuer agrees that neither it nor any other person acting on its behalf will provide the Subscriber or its agents or counsel with any information that the Issuer believes constitutes material non-public information, unless prior thereto the Subscriber shall have agreed in writing to receive such information. The Issuer understands and confirms that the Subscriber shall be relying on the foregoing representation in effecting transactions in the Securities.

6.5 Announcement. The Issuer will prepare and release an announcement relating to the Transactions in compliance with the securities laws of the United States and applicable NASDAQ listing rules. Such announcement will be filed with the SEC under cover of Form 6-K, and released through the NASDAQ press release web page. In addition, each party hereby agrees that the Issuer may issue an announcement upon the execution of the Transaction Documents. Except as set out in this Clause 6.5, each party hereby undertakes that no public announcement or communication which is material in relation to the Transactions shall be made or despatched by the Subscriber.

6.6 Further Assurances. Subject to the terms and conditions set out herein, the Issuer agrees to take all other actions reasonably necessary or appropriate and to cooperate with the Subscriber to carry the Transactions contemplated in this Agreement into effect, including without limitation in relation to Section 4.6.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF THE ISSUER

7.1 Representations and Warranties of the Issuer. The Issuer represents and warrants to the Subscriber and agrees with the Subscriber, that:

(a) Due Incorporation and Good Standing. The Issuer is a company with limited liability duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands.

(b) Power and Authorization. The Issuer has the requisite corporate power and authority (1) to enter into and perform its obligations under this Agreement, and to issue and sell the Subscription Shares and (2) to own its properties and to carry on its business as disclosed in the Reports. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Issuer or its board of directors, shareholders, members or others is required.

(c) Foreign Issuer. The Issuer is a “foreign private issuer” as defined in Rule 405 under the Securities Act, and a “foreign issuer” as defined in Rule 902(e) of Regulation S under the Securities Act.

(d) Authorized and Outstanding Share Capital. The authorized share capital of the Issuer is US$50,000,000. At the date of this Agreement, the Issuer has a total of 14,146,497 Shares issued and outstanding. All such issued and outstanding Shares have been duly authorized and validly issued and are fully-paid and non-assessable.

After giving effect to the issue and sale of the Subscription Shares (and assuming the exercise of all warrants issued and outstanding), a total of 17,146,497 Shares will be issued and outstanding.

(e) No Conflicts. Assuming that the representations and warranties of the Subscriber in Article 5 are true and correct, the execution, delivery and performance of this Agreement, and the issue and sale of the Subscription Shares by the Issuer do not and will not:

(1) violate, conflict with, result in a breach of, or constitute a default (or an event which with the giving of notice or the lapse of time or both would constitute a default) under (i) the memorandum or articles of association or bylaws of the Issuer; (ii) to the Issuer’s knowledge, any Applicable Laws of any court, governmental agency or body, or arbitrator having jurisdiction over the Issuer or its property; or (iii) the terms of any bond, debenture, note or any other evidence of indebtedness, or any agreement, stock option or similar plan, indenture, lease, mortgage, deed of trust or other instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries or any of their respective properties is bound;

(2) result in the creation or imposition of any lien, charge or encumbrance upon the Subscription Shares or the assets of the Issuer or its subsidiaries; or

(3) result in the activation of any anti-dilution rights or a reset or repricing of any debt instrument of any other creditor or equity holder of the Issuer, nor result in the acceleration of the due date of any obligation of the Issuer.

(f) No Consents. The Issuer is not required to obtain any additional consent, authorization or order of, or make any filing or registration with, any court, governmental agency, securities exchange or of the Issuer’s shareholders, in order for it to execute, deliver or perform any of its obligations under this Agreement or to issue and sell the Subscription Shares; provided that for the purposes of the representations made in this sentence, the Issuer is assuming and relying upon the accuracy of the relevant representations made by the Subscriber herein.

(g) Enforceability. This Agreement has been duly authorized and executed by the Issuer and, when delivered will become the Issuer’s valid and binding agreement enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

(h) Litigation or Investigation. There is no material pending or, to the best knowledge of the Issuer, threatened action, suit, proceeding or investigation before any court, governmental agency or body or arbitrator having jurisdiction over the Issuer or any of its subsidiaries that would affect the execution, delivery and performance by the Issuer of this Agreement or the consummation of the transactions contemplated hereby. Except as disclosed in the Reports, there is no pending or, to the best knowledge of the Issuer, threatened action, suit, proceeding or investigation before any court, governmental agency or body or arbitrator having jurisdiction over the Issuer or any of its subsidiaries which, if adversely determined, would have a Material Adverse Effect on the Issuer.

(i) Reporting Company. The Issuer is subject to the reporting requirements of Section 13 of the Securities Exchange Act, and has a class of common shares registered pursuant to Section 12(b) of the Securities Exchange Act. The Issuer has filed with the SEC all reports and other materials required to be filed thereunder during the preceding 12 months. Notwithstanding the foregoing, the Issuer did not file its Annual Report on Form 20-F for 2005 on a timely basis.

(j) Information Concerning the Issuer. The Subscriber has not been provided with any material non-public information concerning the Issuer, except as the terms and conditions of the transactions contemplated by this Agreement may constitute such information. The Reports contain all material information relating to the Issuer and its operations and financial condition as of their respective dates which is required to be disclosed therein. Since the date of the financial statements included in the Reports, there has been no event or occurrence that may have or result in a Material Adverse Effect relating to the Issuer’s business, operations, financial condition, property or prospects. Neither the Reports nor any information disclosed to the Subscriber contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Issuer’s representations and warranties set forth herein are true and correct. The Issuer understands and confirms that the Subscriber will rely on such representations and warranties in effecting transactions in the Securities.

(k) Internal Controls. Save as otherwise disclosed in the Issuer’s most recently filed Annual Report on Form 20-F and other reports, the Issuer and its subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurances that (1) transactions are executed in accordance with management’s general or specific authorization; (2) transactions are recorded as necessary to permit the financial statements to be fairly presented in accordance with US GAAP and to maintain accountability for assets; (3) access to assets is permitted only in accordance with management’s general or specific authorization; and (4) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences.

(l) No Integrated Offering. Neither the Issuer, its affiliates nor any person acting on its or their behalf has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the issue and sale or the Subscription Shares pursuant to this Agreement to be integrated with prior offerings by the Issuer for purposes of the Securities Act or the NASDAQ listing rules. The Issuer and its affiliates will not take any action that would cause the issue and sale of the Subscription Shares to be integrated with other offerings, nor conduct any other offering that would be integrated with the issue and sale of the Subscription Shares.

(m) No Registration Required. Neither the Issuer nor any of its affiliates nor any person acting on its or their behalf (1) has, directly or indirectly, made offers or sales of any security, or solicited offers to buy, or will do so, or otherwise negotiated in respect of, any security, under circumstances that would require the registration of the Subscription Shares under the Securities Act or (2) has engaged, or will engage, in any form of general solicitation or general advertising (within the meaning of the Securities Act) in connection with any offer or sale of the Subscription Shares.

(n) Listing of Shares. The Shares are listed for trading on NASDAQ.

(o) No Directed Selling Efforts. Neither the Issuer nor any of its affiliates nor any person acting on its or their behalf has engaged, or will engage, in any directed selling efforts (within the meaning of Regulation S) with respect to the Subscription Shares and the Issuer and all of its affiliates and any person acting on its or their behalf have complied and will continue to comply with the offering restrictions requirement of Regulation S.

7.2 Accuracy of Representations. The representations, warranties and agreements of the Issuer are true and correct as of the date of this Agreement, and (unless the Issuer otherwise notifies the Subscriber prior to the Completion Date) shall be true and correct as of the Completion Date.

7.3 Notification of Breach. The Issuer agrees promptly to notify the Subscriber of any matter or event which becomes known to it prior to the Completion of the Transaction contemplated by this Agreement which would or would reasonably be considered to render or have rendered any representation or warranty given by it to be or to have been untrue, inaccurate or misleading in any material respect.

7.4 Survival. The foregoing representations and warranties of the Issuer shall survive the Completion Date and the Completion of the Transaction contemplated by this Agreement.

ARTICLE 8
CONDITIONS PRECEDENT

The obligations of the Issuer to issue and sell the Subscription Shares, and the obligations of the Subscriber to subscribe for and purchase the Subscription Shares, are subject to the satisfaction of the following conditions precedent:

8.1 Representations and Warranties. The representations and warranties of each of the Issuer and the Subscriber are true and correct as of the date hereof, and shall be true and correct as of the Completion Date, and there shall be no breach of such representations and warranties by any party.

8.2 Performance of Obligations. Each of the Issuer and the Subscriber shall have duly performed all obligations to be performed by them hereunder on or prior to the Completion Date.

8.3 NASDAQ Listing Status. The Shares shall be listed for trading on the NASDAQ, the supplemental listing application for listing of the Subscription Shares shall have been filed and approved by NASDAQ.

8.4 Execution of Agreements. Each of the parties shall have duly executed and delivered this Agreement, and the Issuer shall have executed the Registration Rights Agreement. Each party hereby acknowledges and agrees that the completion and effectiveness of this Agreement are subject to the satisfaction of the conditions precedent as set out in this Article 8.

8.5 Preparation of Transaction Documents. The Issuer shall have prepared the Transaction Documents in a form reasonably acceptable to the Subscriber, and the conditions precedent contained in the Transaction Documents shall have been satisfied.

8.6 Board Resolution. The board of the Issuer shall have approved the Transaction including but not limited to the issuance and subscription of Subscription Shares.

8.7 Share Certificates. Seven (7) Business Days before the Completion of the Agreement, the Issuer shall prepare or cause the Share Transfer Agent to prepare share certificates representing the number of Subscription Shares certificates to be allotted to the Subscriber bearing the appropriate Securities Act legend, duly executed in favor of the Subscriber. The newly issued share certificates shall be delivered by the Share Transfer Agent and received by the Issuer one (1) Business Day before the Completion Date.

8.8 Officer’s Certificate. The Issuer shall have furnished to the Subscriber an officer’s certificate confirming the matters set out above and such other matters as the Subscriber may reasonably request.

ARTICLE 9
INDEMNIFICATION

9.1 Indemnification by the Issuer. The Issuer agrees to indemnify, defend and hold the Subscriber (which term shall, for the purposes of this Section 9.1, include the Subscriber and its shareholders, managers, partners, directors, officers, members, employees, direct or indirect Subscriber, agents and affiliates and assignees and the stockholders, partners, directors, members, managers, officers, employees direct or indirect Subscriber and agents of such affiliates and assignees) harmless against any and all liabilities, loss, cost or damage, together with all reasonable costs and expenses related thereto (including reasonable legal and accounting fees and expenses), arising from, relating to, or connected with the untruth, inaccuracy or breach of any statement, representation, warranty or covenant of the Issuer contained in this Agreement.

9.2 Indemnification by the Subscriber. The Subscriber agrees to indemnify and hold harmless the Issuer, its controlling persons (within the meaning of Section 15 of the Securities Act and Section 20 of the Securities Exchange Act) and their respective directors, officers, agents, shareholders and employees, from and against any and all liabilities, loss, cost or damage, together with all reasonable costs and expenses related thereto (including reasonable legal and accounting fees and expenses), arising from, relating to, or connected with the untruth, inaccuracy or breach of any statement, representation, warranty or covenant of the Subscriber contained in this Agreement.

ARTICLE 10
MISCELLANEOUS PROVISIONS

10.1 Effectiveness of Representations; Survival. Each party is entitled to rely on the representations, warranties and agreements of each of the other parties and all such representations, warranties and agreements will be effective regardless of any investigation that any party has undertaken or failed to undertake. The representation, warranties and agreements will survive the Completion and continue in full force and effect until the date that is one year after the Completion Date.

10.2 Further Assurances. Each of the parties hereto will cooperate with the others and execute and deliver to the other parties hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by any other party hereto as necessary to carry out, evidence, and confirm the intended purposes of this Agreement.

10.3 Amendment. This Agreement may not be amended except by an instrument in writing signed by each of the parties.

10.4 Expenses. Each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel, and accountants. The Subscriber shall not deduct the expenses from the Aggregate Share Subscription Price to be released to the Issuer.

10.5 Entire Agreement. This Agreement, the exhibits, schedules attached hereto and the other Transaction Documents contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior arrangements and understandings, both written and oral, expressed or implied, with respect thereto.

10.6 Severability. If one or more provisions of this Agreement is held to be unenforceable under applicable law, such provision will be excluded from the Agreement and the balance of this Agreement will be enforceable in accordance with its terms.

10.7 Notices. All notices and other communications required or permitted under this Agreement must be in writing and will be deemed given if sent by personal delivery, faxed with electronic confirmation of delivery, internationally-recognized express courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

If to the Subscriber:

Mrs. Wei Xia

Smartweed Investments Limited
20B, Tower 7, One Silversea
18 Hoi Fai Road, Tai Kok Tsui, Kowloon
Hong Kong Special Administrative Region, China

If to the Issuer:

Mr. Alan Li
China Technology Development Group Corporation
Room 2413-18, Shui On Centre
8 Harbour Road
Hong Kong Special Administrative Region, China

All such notices and other communications will be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a fax, when the party sending such fax has received electronic confirmation of its delivery, (c) in the case of delivery by internationally-recognized express courier, on the Business Day following dispatch and (d) in the case of mailing, if given or made by letter within Hong Kong, two (2) Business Days after mailing; if given or made by letter outside Hong Kong, seven (7) Business Days after mailing. Any notice received on a day which is not a Business Day shall be deemed to be received on the next Business Day.

10.8 Headings. The headings contained in this Agreement are for convenience purposes only and will not affect in any way the meaning or interpretation of this Agreement.

10.9 Benefits. This Agreement is and will only be construed as for the benefit of or enforceable by those persons party to this Agreement.

10.10 Assignment. This Agreement may not be assigned (except by operation of law) by any party without the consent of the other parties.

10.11 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Hong Kong SAR, China, applicable to contracts made and to be performed therein.

10.12 Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.13 Schedules and Exhibits. The schedules and exhibits are attached to this Agreement and incorporated herein.

IN WITNESS WHEREOF, this Agreement is executed as of the day and year first written above.

SIGNATURE PAGE

SIGNED by	)
for and on behalf of	)
CHINA TECHNOLOGY DEVELOPMENT		)
GROUP CORPORATION	)
in the presence of :	)
SIGNED by	)
)
for and on behalf of	)
SMARTWEED INVESTMENTS LIMITED		)
in the presence of:	)

SCHEDULE A

Issuer’s Receiving Bank Account Information

Name of Bank:	China Merchants Bank Hong Kong Branch

Bank Account Name:	China Technology Development Group Corporation

Account Number:	(HKD A/C) 238-860-20055267 (USD A/C) 238-860-20055766